UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KLM ROYAL DUTCH AIRLINES

(Name of Subject Company (Issuer))

AIR FRANCE

(Names of Filing Persons (Offeror))

Common shares, par value €2

(Title of Class of Securities)

482516309

(CUSIP Number of Class of Securities)

Jean-Marc Bardy

Air France

45, rue de Paris

95747 Roissy-CDG Cedex

France

+33 1 41 56 78 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies To:

Jan Ernst de Groot KLM Royal Dutch Airlines Amsterdamseweg 55 1182 GP Amstelveen The Netherlands +31 20 649 91 23	Thomas N. O’Neill III Linklaters 25, rue de Marignan 75008 Paris France +33 1 56 43 56 43	William B. Hobbs Linklaters 1345 Avenue of the Americas 19th Floor New York, NY 10105 USA 1 (212) 424 9000	Paul D. Burns Allen & Overy One New Change London EC4M 9QQ United Kingdom +44 207 330 4668	Daniel P. Cunningham Allen & Overy 1221 Avenue of the Americas 21st Floor New York, NY 10020 USA 1 (212) 610 6427

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$960,300,975	$192,061

*	Estimated solely for the purpose of calculating the amount of filing fee. This is based on (a) the average of the high and low sales prices of KLM New York registry shares on the New York Stock Exchange on March 30, 2004 and (b) the maximum number of KLM common shares that may be tendered in the offer.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one fiftieth of 1% of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$218,161	Filing Party:	Air France
Form or Registration No.:	333-114188	Date Filed:	April 5, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to Tender Offer Statement on Schedule TO (the “Statement”) amends and supplements the statement originally filed on April 5, 2004 by société Air France (“Air France”), a société anonyme organized under the laws of France. This Statement relates to the offer by Air France to exchange Air France ordinary shares (the “Air France shares”), nominal value €8.50 per share, Air France American depository shares, each representing one Air France share, Air France warrants and Air France American depository warrants, each representing one Air France warrant, for common shares, nominal value €2, including New York registry shares, of KLM Royal Dutch Airlines (“KLM”), a company organized under the laws of the Netherlands, upon the terms and subject to the conditions set forth in the Prospectus, dated April 5, 2004 (the “Prospectus”), a copy of which is Exhibit (a)(1) to the Statement and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is Exhibit (a)(3) to the Statement, which, together with the Prospectus, as amended or supplemented from time to time, constitute the “Offer”).

Item 11. Additional Information

Item 11 of this Statement is hereby amended to include the following:

KLM issued a press release on April 23, 2004, which is attached hereto as Exhibit (a)(11). Air France and KLM issued a press release on April 29, 2004, which is attached hereto as Exhibit (a)(12). The information set forth in Exhibit (a)(11) and Exhibit (a)(12) is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of this Statement is hereby amended to include the following:

(a)(11) Press release issued by KLM on April 23, 2004 (incorporated by reference to KLM’s Form 425 filed on April 23, 2004)

(a)(12) Press release issued by Air France and KLM on April 29, 2004 (incorporated by reference to Air France’s Form 425 filed on April 29, 2004)

(h)(3) Opinion of Nauta Dutilh as to certain matters of Dutch taxation (incorporated by reference to Exhibit 8.3 to Air France’s Amendment No. 1 to Registration Statement on Form F-4 filed on April 30, 2004)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCIETE AIR FRANCE

By:	/s/ Philippe Calavia

Name:	Philippe Calavia
Title:	Chief Financial Officer

Date: April 30, 2004